FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following items were published in the September 21, 2005 "US Airways Today" employee newsletter:

1/US Airways to close three City Ticket Offices

US Airways is closing its Philadelphia and Winston-Salem City Ticket Offices on Sept. 21 and 22, respectively. The CTO in Crystal City will close on Nov. 3.

The company's move away from brick and mortar ticket offices is consistent with customers' increasing shift toward Internet and phone reservations bookings. Given this growing trend, US Airways elected to reject certain leases during its reorganization.

Those customers who frequented the Winston-Salem branch will continue to have the opportunity to work with employees who have served them over the years. Employees of that CTO are moving to the Winston-Salem Reservations Center, where they will handle group bookings and electronic ticketing for US Airways' corporate clients. Employees with the Philadelphia and Crystal City offices were offered other options to help them work through this transition process.

"I extend warm thanks to our employees for their dedication throughout the years in providing the signature service of the City Ticket Office to customers, colleagues and the company," said Vicki Plott, manager of City Ticket Offices and Club operations for North America and Europe.

3/New home for Las Vegas ticketing and gates

US Airways ticketing and gates in Las Vegas are moving today to the America West location in Terminal 1. Directional signs are in place to assist in guiding our customers to the proper check-in and boarding areas.

4/America West headquarters removes signage

America West Airlines today removed its sign from the north side of its headquarters building in Tempe, Ariz.

The sign's removal will be followed by several days of structural and electrical work, in preparation for the US Airways sign installation. The unveiling of the new sign is scheduled for next week and more details will be sent to employees as soon as they are solidified.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus was be mailed to stockholders of America West Holdings after the registration statement was declared effective by the SEC on August 11, 2005. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.